

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2020

Tim Ti
Chief Executive Officer
UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

>   **Re: UTStarcom Holdings Corp.**
>   **Form 20-F for the Year Ended December 31, 2018**
>   **Filed April 17, 2019**
>   **File No. 001-35216**

Dear Mr. Ti:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology